UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    December 12, 2003         By:  /s/ KAREN L. DUNFEE
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary

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                                                           EXTERNAL NEWS RELEASE
                                                                        03-24-TC


FOR IMMEDIATE RELEASE:  December 11, 2003

            EPA TAKES UNPRECEDENTED STEP TO IMPOSE U.S. LAW IN CANADA

Vancouver, B.C. - Teck Cominco Metals Ltd. announced today that the US Environmental Protection Agency (EPA) has taken another major step to impose US law in Canada by ordering the Company to submit to US Superfund law (CERCLA) in respect of operations conducted entirely in Canada. The EPA had earlier rejected a $13 million voluntary offer by the Company's US affiliate to conduct human health and ecological studies of the potential impact of metals in Lake Roosevelt sediments under direct EPA supervision and to undertake any remediation determined to be necessary.

Teck Cominco regards this unilateral action by Region 10 of the US EPA as inflammatory precipitous and unnecessary. The Government of Canada has advised Teck Cominco that it opposes the application of U.S. domestic laws into Canada and is considering its own course of action with regard to this matter. A similar cross-border issue in the late 1920s led to a bilateral referral to the International Joint Commission.

The order also purports to expose the Company to punitive damages if it fails to comply with the EPA Order. Teck Cominco Metals Ltd., as a Canadian company, is not subject to CERCLA and the Company will defend itself against any efforts by the EPA to enforce the order. In the interim, the Company will continue to work with the Government of Canada to seek a just and equitable resolution to the issue.


For additional information please contact


Doug Horswill
Senior Vice President, Environment and Corporate Affairs

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